

16012489

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GREAT POINT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Blvd., Suite 1450
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Evey **(312) 356-4408**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Gabriel Mengin**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Great Point Capital, L.L.C.** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Subscribed and sworn to before me this

26 day of February 2016


"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Great Point Capital LLC

We have audited the accompanying financial statements of Great Point Capital, L.L.C. (the "Company") a Delaware limited liability company, which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2015, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Great Point Capital, L.L.C. as of December 31, 2015, and the results of its operations and its cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

GREAT POINT CAPITAL, L.L.C.

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	112,223
Receivable from broker-dealers		19,685,445
Securities owned, at fair value		17,886,490
Commissions receivable		98,835
Other assets		10,000
	$	37,792,993

Liabilities and Members' Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	1,592,126
Accounts payable and accrued expenses		2,191,025
		3,783,151
Members' equity		34,009,842
	$	37,792,993

See accompanying notes.

GREAT POINT CAPITAL, L.L.C.

Statement of Operations

Year Ended December 31, 2015

Revenues	
Trading gains	$ 44,780,821
Commissions	715,156
Interest and dividends	59,388
	45,555,365
Expenses	
Commissions, clearing and regulatory fees	8,321,898
Occupancy	1,232,892
Communications and quotations	1,193,846
Member and employee compensation and benefits	1,183,307
Interest and dividends	1,098,824
Professional fees	256,291
Other operating expenses	141,879
	13,428,937
Net income	$ 32,126,428

See accompanying notes.

GREAT POINT CAPITAL, L.L.C.

Statement of Changes in Members' Equity

Year Ended December 31, 2015

Balance at January 1, 2015	$	33,745,480
Contributions		2,257,370
Withdrawals		(34,119,436)
Net income		32,126,428
Balance at December 31, 2015	$	34,009,842

See accompanying notes.

GREAT POINT CAPITAL, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 32,126,428
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Receivable from broker-dealers	(2,093,648)
Securities owned, at fair value	3,724,889
Commissions receivable	26,619
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased, at fair value	(3,347,274)
Accounts payable and accrued expenses	1,158,492
Net cash provided by operating activities	31,595,506
Cash flows from financing activities	
Contributions	2,257,370
Withdrawals	(34,119,436)
Net cash used in financing activities	(31,862,066)
Net decrease in cash	(266,560)
Cash at beginning of year	378,783
Cash at end of year	$ 112,223

See accompanying notes.

---

1. Organization and Business

Great Point Capital, LLC (the "Company"), a Delaware limited liability company, was originally formed on October 11, 2000. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company engages in the proprietary trading of exchange traded equity securities and equity and index options.

The Company provides for two classes of membership with varying rights and interests. Class A members have all the voting rights and the Class B members' have no voting rights on any matter presented to the members for their vote or approval except as provided in the limited liability company operating agreement. A Class B member's allocated portion of the Company's net profit or loss is limited to the provisions of their trading agreement.

2. Summary of Significant Accounting Policies

<u>Securities Valuation and Revenue Recognition</u>
Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Realized and unrealized gains or losses from securities trading are included in trading gains in the statement of operations.

<u>Income Taxes</u>
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

In accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2012. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2015.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Agreements and Related Party Transactions

The Company has a Joint Back Office ("JBO") clearing agreement with Wedbush Securities Inc. ("Wedbush"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred stock interest of Wedbush. The Company's investment in Wedbush is reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Wedbush, exclusive of its preferred interest.

The Company entered into an expense agreement with a member, Great Point Trading LLC in October 2000. Per the agreement, the Company is allocated a portion of the administrative and other operating expenses paid by the member. For the year ending December 31, 2015, the Company recorded expenses related to the expense agreement totaling approximately $1,864,021.

4. Financial Instruments

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. Fair Value Measurements and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

- *Exchange-Traded Equity Securities.* Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

5. Fair Value Measurements and Disclosures, continued

- *Listed Derivative Contracts*. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	
	Assets	Liabilities
	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 17,826,920	$ 1,510,118
Options	59,570	82,008
Stocks	$ 17,886,490	$ 1,592,126

At December 31, 2015, the Company held no Level 2 or Level 3 investments.

6. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

7. Litigation and Settlement

On December 17, 2015 the Company entered into a settlement with FINRA on previously disclosed outstanding matters. Without admitting or denying any allegation, the Company was censured and fined $1,100,000.

Simultaneously with the entry of the above settlement and without admitting or denying any allegations, the Company consented to an Acceptance Waiver and Consent ("AWC"). The AWC resolved various FINRA inquiries regarding the Company's trading activity and included a fine of $150,000 and an undertaking to revise the Company's written supervisory procedures.

At December 31, 2015, the Company has accrued a total of $1,250,000, which is reflected in accounts payable and accrued expenses.

8. Concentrations of Credit Risk

At December 31, 2015, a significant credit concentration consisted of approximately $36.0 million, representing the fair value of the Company's trading accounts carried by its clearing broker Wedbush. Management does not consider any credit risk associated with these receivables to be significant.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔ % of "aggregate indebtedness", as defined.

At December 31, 2015, the Company had net capital and net capital requirements of $31,129,940 and $146,068, respectively.

10. Subsequent Events

The Company's management has evaluated events and transactions through February 26, 2016, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements other than listed below.

In January 2016, the Company recorded capital withdrawals to members totaling $1,744,302.

SUPPLEMENTAL SCHEDULES

GREAT POINT CAPITAL, L.L.C.

SCHEDULE 1

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital		
Total members' equity		$ 34,009,842
Deductions and/or charges:		
Nonallowable assets:		
Other assets	$ 10,000	(10,000)
Net capital before haircuts on securities positions		33,999,842
Haircuts on securities:		
Trading and investment securities:		
Options	$ 392,490	
Other securities	2,477,412	(2,869,902)
Net capital		$ 31,129,940
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		146,068
Net capital in excess of net capital requirement		$ 30,983,872
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 2,191,025
Ratio of aggregate indebtedness to net capital		% 7.04

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2015.

See accompanying notes.

GREAT POINT CAPITAL, L.L.C. **SCHEDULE 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

GREAT POINT CAPITAL, L.L.C.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Great Point Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Great Point Capital, L.L.C. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

GREAT POINT CAPITAL, L.L.C.

The Exemption Report

December 31, 2015

The Company has elected an exemption under SEC Rule 15c3-3(K)(2)(ii) for the year ended December 31, 2015. The Company was in compliance with the exemptive provision throughout the year ended December 31, 2015 without exception.

Great Point Capital, L.L.C



Gabriel Mengin
President

GREAT POINT CAPITAL, L.L.C.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION AND SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17a-5(e)(4)

Year Ended December 31, 2015



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Great Point Capital, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Great Point Capital, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "specified parties"), solely to assist you and the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, see below;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Great Point Capital LLC
175 W Jackson Blvd, Suite 1450
Chicago, IL 60604

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gabe Mengin 312-356-4401

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 97,771

B. Less payment made with SIPC-6 filed (exclude interest) (30,453)
08/26/2015
Date Paid

C. Less prior overpayment applied (67,318)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 67,318

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $67,318

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Great Point Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$45,485,303
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	14,900
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	14,900
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6,391,689
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	6,391,689
2d. SIPC Net Operating Revenues	$39,108,514
2e. General Assessment @ .0025	$97,771
	(to page 1, line 2.A.)

GREAT POINT CAPITAL LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2015
CONFIDENTIAL